LOPRO

Integrated finance company

LOPRO CORPORATION

JAN 21 2003

File Number: 82-4664

December 19, 2002

03003571

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: AKIRA SUZUKI
DIRECTOR AND HEAD OF
CORPORATE PLANNING GROUP

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Interim Business Report for the 34th Fiscal Period

2. Report on State of Purchase of Share Certificate of One's Own

3. Annual Report 2002

TOKYO: 12371.53

File Number: 82-4664

(Summary English Translation)

Interim Business Report for the 34th Fiscal Period

April 1, 2002 through September 30, 2002

LOPRO CORPORATION

To Our Shareholders

Compliments of Ryuichi Matsuda, the President and Representative Director of the Company, are mentioned.

Compliance System

Outline of the Company's compliance system, the basic principles and the structure of the Compliance Committee are mentioned.

Interim Financial Statements

Consolidated balance sheets as of September 30, 2001, September 30, 2002 and March 31, 2002, and consolidated statements of income for the six month periods ended September 30, 2001 and September 30, 2002 and for the year ended March 31, 2002, and consolidated statements of cash flows for the six month periods ended September 30, 2001 and September 30, 2002 and for the year ended March 31, 2002, of the Company, and non-consolidated balance sheets as of September 30, 2001, September 30, 2002 and March 31, 2002, and non-consolidated statements of income for the six month periods ended September 30, 2001 and September 30, 2002 and for the year ended March 31, 2002, of the Company, are mentioned.

Directors and Auditors

Names of 7 directors (including 1 representative director) and 5 auditors are mentioned.

Information Concerning Shares (as of September 30, 2002)

(i) Total number of shares authorized to be issued: 188,039,100 shares

(ii) Total number of outstanding shares: 91,738,490 shares

(iii) Total number of shareholders: 32,722 persons

(iv) Names of principal shareholders, etc. are mentioned.

(v) Acquisition and disposal, etc. of treasury shares

1. Shares acquired

   Shares acquired through purchase of shares less than one unit:

   Common stock: 467 shares

   Aggregate amount of acquisition price of shares: ¥297,981

2. Shares held as at September 30, 2002

   Common stock: 1,325,669 shares

3. There were no shares that were disposed or shares that completed procedures for expiration during the six-month period ended September 30, 2002.

Outline of the Company

Date of Incorporation: March 17, 1970

Capital: 52,626,979,162 yen

Nature of Business: (1) Discounting of commercial bills

(2) Loans evidenced by promissory notes to corporations

(3) Leasing real estate

Head Office: 60, Nakamachi, Shichijo-goshonouchi, Shimogyo-ku, Kyoto

Total Number of Branches: 110

Total Number of Employees: 1,501

Memorandum

End of Fiscal Year: March 31 (each year)

General Shareholders' Meeting: June (each year)

Date on which Shareholders to Receive Dividends is Fixed:	March 31 In case of payment of Interim Dividends, the date fixed is September 30
Transfer Agent:	The Mitsubishi Trust and Banking Corporation 11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-8212
Office of Transfer Agent:	The Mitsubishi Trust and Banking Corporation Stock Transfer Agency Division 11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-8212
(Where to Make Contact):	The Mitsubishi Trust and Banking Corporation Stock Transfer Agency Division 7-7, Nishi-Ikebukuro 1-chome, Toshima-ku, Tokyo 171-8508 Tel.: 03-5391-1900
Where to Trust Transfer:	All Branches of The Mitsubishi Trust and Banking Corporation in Japan
Newspaper in which Public Notices are Published:	*Nihon Keizai Shimbun*
Number of Shares per Unit:	100 shares (Code No.: 8577)

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Share Certificate of One's Own

The Report on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. on November 5, 2002 and December 6, 2002.